Exhibit 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Press Release For immediate release

Aeterna Zentaris to Raise US$7.8 Million in Registered Direct Offering

Quebec City, Canada, July 25, 2013 – Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”) announced today that it has received commitments from institutional investors to purchase US$7.8 million of securities in a registered direct offering. Under the terms of a Securities Purchase Agreement, the Company will sell to such investors an aggregate of approximately 5.2 million common shares of its capital at a price of US$1.50 per share and issue warrants to acquire an aggregate of approximately 2.6 million common shares at an exercise price of US$1.85 per share.

The warrants to purchase additional common shares of Aeterna Zentaris will be exercisable at the end of the sixth month following their issuance and will expire on the fifth-year anniversary thereof. All of the securities were offered pursuant to an effective shelf registration statement filed in the United States. Proceeds from the transaction will be used by the Company to continue to fund its ongoing drug development activities, primarily for the advancement of the Company’s zoptarelin doxorubicin (AEZS 108) program, secondly for its macimorelin acetate (AEZS-130) program, as well as for general corporate purposes and working capital. The offering is expected to be consummated on or about July 30, 2013, subject to customary closing conditions.

Burrill Securities LLC acted as the exclusive placement agent for the transaction.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the common shares and warrants issued in the offering (and the common shares issuable upon exercise of the warrants) has been filed with the Securities and Exchange Commission (the “SEC”) and has been declared effective. A prospectus supplement relating to the offering will be filed by the Company with the SEC and the Canadian securities regulatory authorities. Copies of the prospectus supplement and accompanying prospectus may be obtained directly from the Company or by contacting Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Canada

G1P 4P5.

About Aeterna Zentaris Inc.

Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information, visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Such forward-looking statements include statements related to the closing of the registered direct offering. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability to close the registered direct offering, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com